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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert B. Ausdal Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Bank Building, 220 Main Street
(No. and Street)

Davenport	Iowa	52801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Ausdal Jr. (563) 326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, P.L.C.
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road, Suite 290 North	Bettendorf	Iowa	52722
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
NOV 2 6 2004

PROCESSED
DEC 0 ? 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert B. Ausdal Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert B. Ausdal Co., Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

MICHELLE L SWINNEY
Commission Number 725993
My Commission Expires
December 16, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on the Internal Accounting Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT B. AUSDAL & CO., INC.
Statement of Financial Condition
September 30, 2004

ASSETS

Cash and Cash Equivalents	$	29,795
Receivables:		
Client		7,192
Commissions		35,778
Prepaid Expenses		4,482
Securities Owned at Market Value		100,196
Leasehold Improvements, Furniture and Equipment Net of Accumulated Depreciation of $106,985		6,640
Deposits with Clearing Organization		25,000
Total Assets	$	209,083

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	26,614
Deferred Fees		1,487
Total Liabilities Before Commitments and Contingent Liabilities		28,101
COMMITMENTS AND CONTINGENT LIABILITIES:		
Liability Subordinated to Claims of General Creditors		50,000
STOCKHOLDERS' EQUITY:		
Capital Stock, Common, Par Value $1 Per Share; 100,000 Shares Authorized; 20,266 Shares Outstanding		20,266
Additional Paid in Capital		106,242
Retained Earnings		4,474
Total Stockholders' Equity		130,982
Total Liabilities and Stockholders' Equity	$	209,083

The accompanying notes are an integral part of these financial statements.